As filed with the Securities and Exchange Commission on September 19, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Subject Company (Issuer))

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share

(Title of Class of Securities)

G4809J114

(CUSIP Number of Class of Securities)

Walid Wasef Jabsheh

Chief Executive Officer

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

74 Abdel Hamid Sharaf Street, P.O. Box 941428,

Amman 11194, Jordan

+962 6 562 2009

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Rawan Alsulaiman Chief Legal Officer International General Insurance Holdings Ltd. 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan +962 6 562 2009	Michael Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 (212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 8 (“Amendment No. 8”) to the Issuer Tender Offer Statement on Schedule TO originally filed by International General Insurance Holdings Ltd., a Bermuda exempted company (“IGI” or the “Company”), on July 28, 2023 (together with any additional amendments and supplements, “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 17,250,000 of its outstanding warrants to purchase common shares, par value $0.01 per share, at a price of $0.95 per warrant, without interest, amends such Issuer Tender Offer Statement on Schedule TO to (i) update Item 11 of the Schedule TO to report the results of the cash tender offer for Warrants and (ii) update Item 12 of the Schedule TO to include (a) a press release issued by the Company on September 19, 2023, announcing the results of the cash tender offer for Warrants and (b) Amendment No. 2 to Warrant Agreement (“Warrant Amendment”), dated as of September 19, 2023, by and between International General Insurance Holdings Ltd. and Continental Stock Transfer & Trust Company. This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Exchange Act.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs:

“The Offer expired at 12:00 midnight, Eastern Time at the end of the day on September 18, 2023 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that (i) 12,052,030 Public Warrants had been validly tendered and not validly withdrawn from the Offer, representing approximately 95% of the outstanding Public Warrants and (ii) 4,500,000 Private Warrants had been validly tendered and not validly withdrawn from the Offer, representing 100% of the outstanding Private Warrants, which cumulatively comprised approximately 96% of all outstanding Warrants. The Company expects to accept all validly tendered Warrants for purchase and settlement on or before Tuesday, September 19, 2023. Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $15.7 million in cash to purchase the validly tendered Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 95% of the outstanding Public Warrants, which exceeds 65% of the Public Warrants required to effect the Warrant Amendment with respect to the Warrants. On September 19, 2023, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment with respect to the Public Warrants and Private Warrants and the Company announced that it will exercise its right to redeem all remaining outstanding Public Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed October 4, 2023 as the redemption date.

On September 19, 2023, the Company issued a press release announcing the results of the cash tender offer for Warrants as set forth above and also the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.”

Only those items amended are reported in this Amendment No. 8. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Seventh Amended and Restated Offer to Purchase and Consent Solicitation, the Second Amended and Restated Letter of Transmittal and Consent and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 8 by reference. This Amendment No. 8 should be read with the Schedule TO.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)*	Seventh Amended and Restated Offer to Purchase and Consent Solicitation, dated September 1, 2023.
(a)(1)(B)*	Second Amended and Restated Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 30, 2023.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 30, 2023.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(ii)*	Summary Advertisement, dated July 28, 2023, announcing cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(iii)*	Press Release, dated August 24, 2023, announcing the extension of the expiration date of the cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(iv)*	Press Release, dated August 30, 2023, announcing the extension of the expiration date of the cash tender offer for International General Insurance Holdings Ltd. warrants.
(a)(5)(v)	Press Release, dated September 19, 2023, announcing the results of the cash tender offer for International General Insurance Holdings Ltd. warrants (incorporated by reference to Exhibit 99.1 to International General Insurance Holdings Ltd.’s Current Report on Form 6-K filed September 19, 2023).
(a)(5)(vi)	Press Release, dated September 19, 2023, announcing the redemption of outstanding public warrants of International General Insurance Holdings Ltd. (incorporated by reference to Exhibit 99.2 to International General Insurance Holdings Ltd.’s Current Report on Form 6-K filed September 19, 2023).
(b)	Not Applicable
(c)(1)*	Presentation of BofA Securities, Inc. to the Company’s board of directors on July 27, 2023.
(c)(2)*/**	Warrant Powerpoint 1.
(c)(3)*/**	Warrant Powerpoint 2.
(c)(4)*	Warrant Powerpoint 3.
(c)(5)*	Warrant Powerpoint 4.
(d)(1)*	Warrant Agreement dated March 15, 2018, between Tiberius Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)*	Amendment No. 1 to Warrant Agreement, dated as of March 17, 2020, by and among Tiberius Acquisition Corporation, International General Insurance Holdings Ltd., and Continental Stock Transfer & Trust Company.
(d)(3)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the public warrant holders party thereto.
(d)(4)*	Tender and Support Agreement, dated July 28, 2023, by and among International General Insurance Holdings Ltd. and the private warrant holder party thereto.
(d)(5)	Amendment No. 2 to Warrant Agreement, dated as of September 19, 2023, by and between International General Insurance Holdings Ltd. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.3 to International General Insurance Holdings Ltd.’s Current Report on Form 6-K filed September 19, 2023).
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.

*	Previously filed.

**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 19, 2023

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

By:	/s/ Walid Wasef Jabsheh
	Name:	Walid Wasef Jabsheh
	Title:	Chief Executive Officer

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